Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 28, 2021

Todd Schiffman
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	A SPAC I Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed on August 20, 2021

File No. 333- 258184

Dear Mr. Todd Schiffman:

On behalf of our client, A SPAC I Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 13, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

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A limited liability partnership including professional corporations

Todd Schiffman September 28, 2021 Page 2

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note that your principal executive offices are located in Hong Kong and your executive officers and directors have significant ties to China or Hong Kong. Please prominently disclose this on the cover page. While you state that it is your current intention to pursue prospective targets in the e-commerce sector in Asia, except China, also prominently disclose, if true, that you could pursue a target in Hong Kong or China. Your disclosure should describe the legal and operational risks associated with acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your Class A ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The disclosure on the cover page has been revised in accordance with the Staff’s comments.

Summary, page 1

2.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: The disclosure beginning on page 9 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

3.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: The disclosure beginning on page 9 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Todd Schiffman September 28, 2021 Page 3

4.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: The disclosure beginning on page 12 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

5.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: The disclosure beginning on page 40 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Summary of Risk Factors, page 33

6.	In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with crossreferences to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The disclosure beginning on page 39 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Todd Schiffman September 28, 2021 Page 4

Risks Associated with Doing Business and Acquiring and Operating a Target Business in China,page 62

7.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: The disclosure beginning on page 70 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

8.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: The disclosure beginning on page 70 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Chinabased issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The disclosure beginning on page 70 has been revised in accordance with the Staff’s comments.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial

Response: The disclosure beginning on page 70 has been revised in accordance with the Staff’s comments.

Todd Schiffman September 28, 2021 Page 5

11.	Please add risk factor disclosure that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within China and Hong Kong.

Response: The disclosure on page 78 has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner